Katherine R. Kelly
Vice President & Assistant General Counsel

345 Park Avenue	New York, NY 10154-0037
Tel 212-546-4852	Fax 212-546-9966
katherine.kelly@bms.com

July 16, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Bristol-Myers Squibb Company

Form 10-K for the Year Ended December 31, 2014

Filed February 13, 2015

File No. 001-1136

Dear Mr. Rosenberg:

We have received the comment letter (the “Comment Letter”) dated July 8, 2015 regarding the comments of the staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K for the fiscal year ended December 31, 2014.  We are submitting this letter to confirm my conversation with your colleague, Rolf Sundwall today regarding the timing of our response to your comments.  As discussed with Mr. Sundwall, we anticipate providing a complete response by August 7, 2015.

Sincerely,

/s/ Katherine R. Kelly
Katherine R. Kelly
Vice President & Assistant General Counsel